UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39911

Patria Investments Limited

(Exact name of registrant as specified in its charter)

18 Forum Lane, 3rd floor,

Camana Bay, PO Box 757, KY1-9006

Grand Cayman, Cayman Islands

+1 345 640 4900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

Exhibit No.	Description

99.1	Notice of 2025 Annual General Meeting of Shareholders
99.2	Proxy Statement
99.3	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Patria Investments Limited

By:	/s/ Ana Cristina Russo
	Name:	Ana Cristina Russo
	Title:	Chief Financial Officer

Date: August 20, 2025